Exhibit 99.2

NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL

INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

July 31, 2015

To: Ontario Securities Commission

POET Technologies Inc.  (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

POET Technologies Inc.

Per:

Michel Lafrance

Corporate Secretary